ROUGE RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED OCTOBER 31, 2010
(Stated in Canadian Dollars)
(unaudited)

NOTICE OF NO AUDIT REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, part 4 sub-section 4.3 (3a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for review of interim financial statements by an entity’s auditor.

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Stated in Canadian Dollars)
(Unaudited)

	October 31, 2010	January 31, 2010
		(Audited)
ASSETS
Current
Cash	$186,035	$53,623
Receivable	1,560	1,816
	187,595	55,439
Restricted Cash	6,900	6,900
Mineral Property Interests (Note 2)	200,879	105,791
Equipment, net	1,003	1,294
	$396,376	$169,424

LIABILITIES
Current
Accounts payable and accrued liabilities	$50,235	$70,556
Due to related parties (Note 3)	67,205	1,069,901
	117,441	1,140,457

SHAREHOLDERS' DEFICIENCY
Share Capital (Note 4)	3,110,796	1,613,471
Share Subscriptions Received	-	100,000
Contributed Surplus	53,357	53,357
Deficit	(2,885,217)	(2,737,861)
	278,936	(971,033)
	$396,376	$169,424

Going Concern (Note 1)

The accompanying notes are an integral part of these interim financial statements.

Approved on behalf of the Board of Directors:

"Linda Smith"	"Darcy Krell"
Director	Director

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)
(Unaudited)

	Three Months Ended October 31,		Nine Months Ended October 31,
	2010	2009	2010	2009

Operating Expenses
Amortization	$97	$198	$291 $	594
Accounting and audit fees	3,385	4,853	14,764	16,568
Accretion of promissory note	-	3,502	14,927	10,506
Management fees	15,000	15,000	45,000	45,000
Office and general	15,155	8,165	42,742	25,922
Professional fees	3,975	2,001	9,452	6,134
Transfer agent and filing fees	1,741	2,786	11,211	8,696
Travel and promotion	2,491	-	8,969	3,234

Loss before other item	(41,844)	(36,505)	(147,356)	(116,654)
Other item
Accounts payable written-off	-	-	-	51,681

Net and Comprehensive Loss for the period	(41,844)	(36,505)	(147,356)	(64,973)

Deficit, Beginning of Period	(2,843,373)	(2,647,407)	(2,737,861)	(2,618,939)

Deficit, End of Period	$(2,885,217)	$(2,683,912)	$(2,885,217)	$(2,683,912)

Net Loss Per Share - Basic and Diluted	$0.00	$0.00	$0.00 $	(0.01)

Weighted Average Number of Shares Outstanding - Basic and Diluted	40,565,171	10,565,171	40,565,171	10,565,171

The accompanying notes are an integral part of these interim financial statements

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)
(Unaudited)

	Three Months Ended October 31,		Nine Months Ended October 31,
	2010	2009	2010	2009

Cash Flows Provided By (Used In):

Operating Activities
Net and Comprehensive Loss for the period	$(41,844)	$(36,505)	$(147,356)	$(64,973)
Items not requiring use of cash:
Amortization	97	198	291	594
Accretion of promissory note	1	3,502	14,927	10,506
Accounts payable written-off	-	-	-	(51,681)
	(41,746)	(32,805)	(132,138)	(105,554)
Changes in operating assets and liabilities:
Receivable	5,977	(116)	256	1,031
Accounts payable and accrued liabilities	(9,739)	9,583	(20,321)	(4,830)

	(45,508)	(23,338)	(152,203)	(109,353)
Investing Activities
Mineral property interests	-	(18,555)	(95,088)	(18,555)

Financing Activities
(Repayment of) advances from related parties	(5,767)	42,227	(1,017,622)	125,220
Share subscriptions received	-	-	(100,000)	-
Shares issued for cash	-	-	1,497,325	-

	(5,767)	42,227	379,703	125,220

Increase (Decrease) In Cash	(51,275)	334	132,412	(2,688)

Cash, Beginning of Period	237,310	1,834	53,623	4,856

Cash, End of Period	$186,035	$2,168	$186,035	$2,168

Supplemental Cash Flow Information
Interest paid	$-	$-		$-
Income taxes paid	$-	$-		$-

The accompanying notes are an integral part of these interim financial statements

ROUGE RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
OCTOBER 31, 2010

1.	NATURE OF OPERATIONS AND GOING CONCERN

Rouge Resources Ltd. (the “Company”) was incorporated in British Columbia, on March 31, 1998. The Company is engaged in the acquisition and exploration of mineral resource properties.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management anticipates that the Company has sufficient current cash reserves to continue operations into the foreseeable future. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the entity’s ability to continue to finance its exploration activities. As a result, management plans on controlling its spending in order to preserve cash and maintain liquidity until overall market conditions improve. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

Interim Financial Statements

These financial statements do not include all information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the audited financial statements for the year ended January 31, 2010. They should be read in conjunction with those audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the nine months ended October 31, 2010 are not necessarily indicative of the results that may be expected for the year ended January 31, 2011.

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board of Canada (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The AcSB has developed and published a detailed implementation plan with changeover required for fiscal years beginning on or after January 1, 2011.

Accordingly, the Company has carried out a line-by-line review of it’s financial statements and continues to assess the impact of IFRS adoption in 2011. Given the relative simplicity of the Company’s balance sheet, the transition to IFRS regarding the preparation and presentation of the Company’s financial statements should be straight forward.

2.	MINERAL PROPERTY INTERESTS

The Company’s original claim on the Dotted Lake Property in the Thunder Bay Mining District of the Province of Ontario, Canada, was re-staked in March 2003 for a cost of $4,206.

During the year ended January 31, 2010, the Company expanded its 100% owned holdings in this Property from a single 15-unit claim to ten claims of 82 units for a cost of $20,446 comprised of staking costs of $11,055 and soil sampling/ report writing costs of $9,392.

During the three months ended April 30, 2010, the Company entered into an option agreement regarding an additional two claims of 22 units adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase 100% interest in these two claims by making option payments totaling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement in April 2010 along with related legal fees of $2,034, $12,000 one year later, $16,000 two years later and $25,000 three years later. The property is subject to a 3% net smelter royalty when and if mineral exploration and development eventually leads to mining revenue from the property. On exercise of the option, the Company’s holdings will then total 12 claims of 104 mining units covering 1,683 hectares.

During the three months ended July 31, 2010, the Company expended $86,054 comprised of $72,901 for prospecting and trenching on the Property as follow-up to the positive gold mineralization results identified from soil sampling in 2008 and 2009, and $13,154 for its consulting geologist to draft an independent technical report covering a review of all work completed on the property to date together with recommendations for further exploration work in the future.

During the three months ended October 31, 2010, no additional expenditures were made on the property.

All claims are presently in good standing with the Ontario Ministry of Northern Development Mines and Forestry until March 14, 2011 and are being held in trust on behalf of the Company by a Company officer-director.

The Company has expended the following amounts on its mineral property interests as at October 31 and January 31, 2010:

	As at	As at
	October 31, 2010	January 31, 2010

Dotted Lake Property
Mineral properties
Staking	$15,261	$15,261
Deferred exploration costs
Geological surveys	142,637	69,736
Geological consulting fees and expenses	33,948	20,794
	176,585	90,530

	$191,846	$105,791
Lampson Lake Property
Option to purchase claims	9,033	-

	$200,879	$105,791

3.	RELATED PARTY TRANSACTIONS

Advances payable aggregating $1,069,901 at January 31, 2010 to officers of the Company and an immediate family member of an officer of the Company were substantially repaid in the first three months of the nine months ended October 31, 2010 from the $1,500,000 private placement which closed on May 13, 2010 (see Note 4a). At October 31, 2010, $67,205 was still owing to an officer-director of the Company which amount is unsecured, non-interest bearing and has no specific terms of repayment.

During the nine months ended October 31, 2010 and 2009, the Company recorded the following transactions with the same officer-director of the Company:

	Nine Months	Nine Months
	Ended	Ended
	October 31, 2010	October 31, 2009

Management fees	$45,000	$45,000
Office rent	22,500	22,500

	$67,500	$67,500

Related party transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

4.	SHARE CAPITAL

a)	Common Shares

Authorized

Unlimited common shares without par value

Issued and outstanding

At October 31, 2010, there were 40,565,171 shares issued and outstanding and the changes since January 31, 2010 are shown below:.

	Six Months Ended		Six Months Ended
	October 31, 2010		October 31, 2009
	Number of		Number of
	shares	Amount	shares	Amount
Balance, beginning of period	10,565,171	$1,613,471	10,565,171	$1,613,471
Private placement @ $0.05 per share	30,000,000	1,500,000	-	-
Share issue costs		(2,675)		-
Balance, end of period	40,565,171	$3,110,796	10,565,171	$1,613,471

On May 13, 2010, the company formally announced closing of its private placement of 30,000,000 units at a price of $0.05 per unit for proceeds of $1,500,000 before share issue costs. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years.

b)	Share Purchase Warrants

At October 31, 2010, the Company had 30,000,000 share purchase warrants outstanding as follows:

Balance,			Balance,	Exercise
January 31, 2010	Issued	Expired	October 31, 2010	Price	Expiry

10,000,000	-	(10,000,000)	-	$0.10	June 30, 2010
-	30,000,000		30,000,000	$0.10	April 30, 2012

c)	Stock Option Plan

The Company’s Stock Option Plan (the “Plan”) was approved by shareholders at its annual general meeting in December 2009 and is administered under the following terms and conditions:

(i) The maximum number of options available for grant is up to 10% of the Company’s shares outstanding at any one time;

(ii) In any twelve month period, grants to Company insiders can not exceed 10% of the issued shares; and

(iii) In any twelve month period, grants to any one person can not exceed 5% of the issued shares and to any one consultant can not exceed 2% of the issued shares.

No stock options have been granted and no stock options are outstanding at October 31, 2010.

5.	INCOME TAXES

At October 31, 2010, the Company had incurred non-capital losses available for carry forward totalling approximately $1,174,000 which expire as follows:

2015	$41,000
2016	132,000
2027	355,000
2028	152,000
2029	272,000
2030	90,000
2031	132,000
$1,174,000

A valuation allowance has been used to offset the net benefit related to the future tax assets as a result of the uncertainty associated with the ultimate realization of these tax assets before expiry.

6.	CAPITAL MANAGEMENT

The Company manages its capital structure, consisting of cash and share capital, and makes adjustments to it depending on the funds available to the Company for acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The property in which the Company currently has interests is in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out its planned exploration and pay for on-going general and administrative expenses, the Company will use existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the small size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements and there were no changes in its approach to capital management during the nine months ended October 31, 2010.

7.	RISK MANAGEMENT

The Company is engaged in the mineral exploration business and manages related industry risk directly. The Company is potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primarily in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its third party obligations.

8.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States GAAP. The material differences between Canadian and US GAAP affecting the Company’s financial statements are described and quantified in the tables below.

Mineral Property Interests

Acquisition and exploration costs are accounted for in accordance with Canadian GAAP whereby mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value. For US GAAP, acquisition costs are capitalized in accordance with EITF 04-2 and reviewed for impairment on a reporting period basis and exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.

Equity component of convertible note

Under Canadian GAAP, companies allocate the proceeds of issuance between the convertible debt component and the embedded conversion feature based on their fair values. Under US GAAP, the convertible note should be treated solely as a liability since the embedded conversion feature has no intrinsic value and accordingly does not meet the requirements of an equity component.

a)	Effect on Balance Sheets

	As at	As at
	October 31,	January 31,
	2010	2010
Mineral property interests
Per Canadian GAAP	$200,879	$105,791
Deferred exploration costs written off	(187,640)	(101,585)
Acquisition costs that should not be written off	11,055	11,055
Per US GAAP	$24,294	$15,261

Liabilities
Per Canadian GAAP	$117,441	1,140,457
Equity portion of convertible note reversed	53,357	53,357
Accretion of convertible note reversed	(53,357)	(38,430)
Per US GAAP	117,441	1,155,384

Shareholders’ equity (deficiency)
Per Canadian GAAP	$278,936	$(971,033)
Deferred exploration costs written off	(176,585)	(90,530)
Equity portion of convertible note reversed	(53,357)	(53,357)
Accretion of convertible note reversed	53,357	38,430
Per US GAAP	$102,351	$(1,076,490)

8.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

b)	Effect on Statements of Operations and Deficit

	Nine	Nine
	Months	Months
	Ended	Ended	Year Ended
	October 31,	October 31,	January 31,
	2010	2009	2010

Net and comprehensive loss for the period
Per Canadian GAAP	$(147,356)	$(64,973)	$(118,922)
Deferred exploration costs written off	(86,055)	(7,500)	(20,446)
Accretion of convertible note reversed	14,927	10,506	14,007
Per US GAAP	$(218,484)	$(61,967)	$(125,361)

Net and comprehensive loss per common
share, basic and diluted
Per Canadian GAAP	$(0.00)	$(0.00)	$(0.01)
Per US GAAP	$(0.00)	$(0.00)	$(0.01)

c)	Effect on Statements of Cash Flows

	Nine	Nine
	Months	Months
	Ended	Ended	Year Ended
	October 31,	October 31,	January 31,
	2010	2009	2010

Cash flows used in operating activities
Per Canadian GAAP	$(152,203)	$(109,353)	$(157,733)
Deferred exploration costs written off	(86,055)	(7,500)	(20,446)
Accretion of convertible note reversed	14,927	10,506	14,007
Per US GAAP	$(223,331)	$(106,347)	$(164,172)

Cash flows used in investing activities
Per Canadian GAAP	$(95,088)	$(18,555),	$(20,446)
Deferred exploration costs written off	86,055	7,500	20,446
Per US GAAP	$(9,033)	$(11,055)	$-

d)	Recently Adopted Accounting Guidance

During the year ended January 31, 2010, the FASB issued new codification standards which represent the source of authoritative U.S. GAAP recognized by the FASB to be applied by non- governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards that existed before the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for the Company’s third quarter ended October 31, 2009. The adoption of the new guidance did not affect the Company’s financial statements.

8.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

e)	Recent Accounting Guidance Not Yet Adopted

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.